UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Zafgen, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

98885E103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 98885E103	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 210,371
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 210,371
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,371
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percent of class was calculated based on 27,234,542 shares of common stock issued and outstanding as of October 30, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

SCHEDULE 13G

CUSIP No. 98885E103	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Third Rock Ventures GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 210,371
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 210,371
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,371
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (1)
12.	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 98885E103	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS TRV GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 210,371
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 210,371
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,371
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8% (1)
12.	TYPE OF REPORTING PERSON OO

SCHEDULE 13G

CUSIP No. 98885E103	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Mark Levin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 362,215
	6.	SHARED VOTING POWER 210,371
	7.	SOLE DISPOSITIVE POWER 362,215
	8.	SHARED DISPOSITIVE POWER 210,371
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 572,586
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% (1)
12.	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP No. 98885E103	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS Kevin P. Starr
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 370,323
	6.	SHARED VOTING POWER 210,371
	7.	SOLE DISPOSITIVE POWER 370,323
	8.	SHARED DISPOSITIVE POWER 210,371
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,694
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% (1)
12.	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP No. 98885E103	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS Robert I. Tepper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 362,215
	6.	SHARED VOTING POWER 210,371
	7.	SOLE DISPOSITIVE POWER 362,215
	8.	SHARED DISPOSITIVE POWER 210,371
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 572,586
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% (1)
12.	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP No. 98885E103	Page 8 of 12 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Zafgen, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

175 Portland Street, 4th Floor Boston, MA 02114

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i)     Third Rock Ventures, L.P. (“TRV”);

(ii)    Third Rock Ventures GP, L.P. (“TRV GP”), which is the sole general partner of TRV;

(iii)   TRV GP, LLC (“TRV GP LLC”), which is the sole general partner of TRV GP;

(iv)   Mark Levin (“Levin”), a managing member of TRV GP LLC;

(v)    Kevin P. Starr (“Starr”), a managing member of TRV GP LLC; and

(vi)   Robert I. Tepper (“Tepper,” and collectively with TRV, TRV GP, TRV GP LLC, Levin and Starr, the “Reporting Persons”), a managing member of TRV GP LLC.

The address of the principal business office of each of the Reporting Persons is Third Rock Ventures, LLC, 29 Newbury Street, 3rd Floor, Boston, MA 02116.

Each of TRV and TRV GP is a Delaware limited partnership. TRV GP LLC is a Delaware limited liability company. Levin, Tepper, and Starr are United States citizens.

	(d)	Title of Class of Securities:

Common stock, $0.001 par value per share, (the “Common Stock”).

	(e)	CUSIP Number: 98885E103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

SCHEDULE 13G

CUSIP No. 98885E103	Page 9 of 12 Pages

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

		(i)	TRV directly owns 210,371 shares of Common Stock (the “Shares”), which represents approximately 0.8% of the outstanding shares of Common Stock.

		(ii)	TRV GP is the general partner of TRV and may be deemed to beneficially own the Shares.

		(iii)	TRV GP LLC is the general partner of TRV GP and may be deemed to beneficially own the Shares.

		(iv)	As a managing member of TRV GP LLC, Levin may be deemed to beneficially own the Shares. Additionally, as of December 31, 2015, Levin directly owns 362,215 shares of Common Stock (the “Levin Shares”), which, represents 1.3% of the outstanding shares of Common Stock. As a result, Levin may be deemed to beneficially own an aggregate of 572,586 shares of Common Stock, which represents approximately 2.1% of the outstanding shares of Common Stock.

		(v)	As a managing member of TRV GP LLC, Tepper may be deemed to beneficially own the Shares. Additionally, as of December 31, 2015, Tepper directly owns 362,215 shares of Common Stock (the “Tepper Shares”), which, represents 1.3% of the outstanding shares of Common Stock. As a result, Tepper may be deemed to beneficially own an aggregate of 572,586 shares of Common Stock, which represents approximately 2.1% of the outstanding shares of Common Stock.

		(vi)	As a managing member of TRV GP LLC, Starr may be deemed to beneficially own the Shares. Additionally, as of December 31, 2015, Starr directly owns 370,323 shares of Common Stock (the “Starr Shares”), which, represents 1.4% of the outstanding shares of Common Stock. As a result, Starr may be deemed to beneficially own an aggregate of 580,694 shares of Common Stock, which represents approximately 2.1% of the outstanding shares of Common Stock.

	(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
TRV		210,371		210,371
TRV GP		210,371		210,371
TRV GP LLC		210,371		210,371
Levin	362,215	210,371	362,215	210,371
Starr	370,323	210,371	370,323	210,371
Tepper	362,215	210,371	362,215	210,371

SCHEDULE 13G

CUSIP No. 98885E103	Page 10 of 12 Pages

(i) (ii) (iii) (iv)	Sole power to vote or direct the vote Shared power to vote or to direct the vote Sole power to dispose or to direct the disposition of Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 27,234,542 shares of common stock issued and outstanding as of October 30, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2015.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

SCHEDULE 13G

CUSIP No. 98885E103	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2016

THIRD ROCK VENTURES, L.P.

By:	THIRD ROCK VENTURES GP, L.P.,
General Partner

By:	TRV GP, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

THIRD ROCK VENTURES GP, L.P.

By:	TRV GP, LLC,
General Partner

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

TRV GP, LLC

By:	/s/ Kevin Gillis
Kevin Gillis
Chief Financial Officer

MARK LEVIN

/s/ Kevin Gillis, As attorney-in-fact
Mark Levin

KEVIN P. STARR

/s/ Kevin Gillis, As attorney-in-fact
Kevin P. Starr

SCHEDULE 13G

CUSIP No. 98885E103	Page 12 of 12 Pages

ROBERT I. TEPPER

/s/ Kevin Gillis, As attorney-in-fact
Robert I. Tepper